SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Announcement

11 November, 2002 at 9.00 a.m.

UPM-KYMMENE ANNOUNCES SHARE SUBSCRIPTIONS

In October, bonds totalling EUR 1,757,564.60 of the subordinated convertible bond loan of EUR 161 million (FIM 960 million), issued in 1994, were converted into 81,510 shares. An application will be submitted for listing the shares together with the old shares on the Helsinki Stock Exchange as of 13 November, 2002.

The company’s number of shares to be entered into the Trade Register on 12 November, 2002 will increase to a total of 260,115,975 shares and the share capital will be EUR 442,197,157.50.

The annual period of conversion is from 1 January to 31 October. During the year 2002, bonds totalling EUR 30,147,699 were converted into 1,398,150 shares. In total, bonds of EUR 121,747,889.39 have been converted into 5,646,264 shares including all share subscriptions from previous years. If the entire outstanding loan of EUR 39,712,550.56 is converted into shares, there will be an additional 1,841,736 new shares and the company’s share capital will increase by EUR 3,130,951.20.

In the loan one EUR 1,681.88 (FIM 10,000) bond entitles to subscribe 78 shares, which results in a calculated conversion price per share of EUR 21.56. There are no restrictions on transferring or assigning the shares. The shares subscribed entitle holders to dividend for the first time from the year 2002. Other shareholders’ rights apply as soon as the increase in share capital has been entered into the Trade Register.

UPM-Kymmene Corporation has been granted permission by the Financial Supervision Authority on 2 June, 1998 not to publish an Offering Circular for the shares to be subscribed based on the above mentioned loan.

UPM-KYMMENE CORPORATION

/s/ OLAVI KAUPPILA
Senior Vice President, Investor Relations

DISTRIBUTION

Helsinki Stock Exchange
New York Stock Exchange
Main media

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPM-KYMMENE CORPORATION

By:	/S/ KARI TOIKKA
Kari Toikka Executive Vice President and CFO

By:	/S/ OLAVI KAUPPILA
Olavi Kauppila Vice President, Investor Relations

Date: November 11, 2002